EXHIBIT 99.1

[FOUR SEASONS LOGO]                                                         NEWS

          FOUR SEASONS RECEIVES CONFIRMATION OF SHAREHOLDER APPROVAL OF
                           NEW OPERATOR OF THE PIERRE

June 10, 2005 - Toronto, Canada - Four Seasons Hotels Inc. (TSX Symbol "FSH.SV"; NYSE Symbol "FS") has received confirmation that the shareholders of 795 Fifth Avenue Corporation, the owner of The Pierre, have approved Taj Hotels Resorts and Palaces as the new operator and lessee of the Hotel.

As previously disclosed, Four Seasons had been in discussions with the landlord of The Pierre to explore alternatives through which Four Seasons' leasehold interest in the hotel could be modified or restructured. Despite these discussions, the parties were not able to agree on any modification or restructuring of the lease arrangements. In recent months, the landlord retained professional advisors to assist with the evaluation of these alternatives, including the possibility of identifying a replacement lessee and operator for The Pierre. Taj Hotels Resorts and Palaces was identified through that process.

While the transition in the lease and management of The Pierre remains subject to finalization of definitive agreements, Four Seasons anticipates that the transition in the lease and management of the hotel will become effective at midnight, June 30, 2005.

This news release contains "forward-looking statements" within the meaning of applicable securities laws. These statements concern anticipated future events, results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future events or performance and are subject to numerous risks and uncertainties that can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                      # # #

For more information, please contact:     Barbara Henderson
                                          Four Seasons Hotels and Resorts
                                          Vice President, Corporate Finance
                                          (416) 441-4329